United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number: 033-81550

Brascan Power Inc.

(Exact name of registrant as specified in its charter)

Suite 300, BCE Place, 181 Bay Street
Toronto, Ontario
Canada M5J 2T3
(416) 363-9491

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.3% Notes due March 1, 2005

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☑
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☑
Rule 12h-3(b)(1)(i)	☐

     Approximate number of holders of record as of the certification or notice date: 0.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Brascan Power Inc., has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 24, 2005	By:	/s/ Patricia Bood
		Name:	Patricia Bood
		Title:	Assistant Secretary and General Counsel